UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-55826

Grizzly Energy, LLC
(Exact name of registrant as specified in its charter)

5847 San Felipe, Suite 3000
Houston, Texas 77057
(832) 327-2255
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Series A Preferred Units of Grizzly Energy, LLC
Series B Preferred Units of Grizzly Energy, LLC
Series C Common Units of Grizzly Energy, LLC
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)    ☒
Rule 12g-4(a)(2)    ☐
Rule 12h-3(b)(1)(i)    ☒
Rule 12h-3(b)(1)(ii)    ☐
Rule 15d-6    ☐
Rule 15d-22(b)    ☐
Approximate number of holders of record as of the certification or notice date:
Series A Preferred Units of Grizzly Energy, LLC: 72
Series B Preferred Units of Grizzly Energy, LLC: 8
Series C Common Units of Grizzly Energy, LLC: 74

Pursuant to the requirements of the Securities Exchange Act of 1934, Grizzly Energy, LLC has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

GRIZZLY ENERGY, LLC

Dated: October 17, 2019	By:	/s/ Ryan Midgett
		Name:	Ryan Midgett
		Title:	Chief Financial Officer